Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

BUSINESS ACQUISITION REPORT

AUGUST 13, 2007

Item 1                    Identity of Company

1.1                          Name and Address of the Company

Mountain Province Diamonds Inc. (the "Issuer" or "Mountain Province")
401 Bay Street, Suite 2700  P.O. Box 152
Toronto, Ontario M5H 2Y4

1.2                          Executive Officer

Jennifer Dawson
Chief Financial Officer
(416) 361-3562

Item 2                     Details of Acquisition

2.1                          Nature of Business Acquired

Camphor was incorporated on May 9, 1986 as "Sierra Madre Resources Inc." under the laws of the Province of British Columbia.  Camphor’s name was changed to "Camphor Ventures Inc." on February 19, 1993.  Camphor Shares were traded on the TSX Venture Exchange under the symbol "CFV" and were subsequently de-listed on April 30, 2007.  Camphor was registered as an extra-provincial corporation in Alberta on December 7, 1993.  The registered and record office of Camphor is at Suite 1304, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia  V6C 3L2.

Camphor is a resource exploration company. Camphor is currently conducting drilling operations and developing mining activities in the Gahcho Kué diamond project in the Northwest Territories, in a joint venture between Camphor (4.9%), the Issuer (44.1%) and De Beers Canada Inc. (51%).

On February 23, 2007, the Issuer issued a take-over bid circular to acquire (the "Offer") all of the issued and outstanding securities in the capital of Camphor Ventures Inc. ("Camphor").  Pursuant to the Offer, the Issuer offered to acquire all of the outstanding common shares (the "Camphor Shares"), options and warrants in the capital of Camphor, including any Camphor Shares that may become issued and outstanding during the period of the Offer upon the conversion, exercise or exchange of any Camphor warrants and options that are convertible into, or exercisable or exchangeable for, Camphor Shares.  Under the terms of the Offer, holders of Camphor securities were offered 0.41 common shares, options or warrants of the Issuer for each Camphor Share, warrant or option held, as the case may be.

On March 30, 2007, the Issuer announced that it had acquired 8,891,772 of the outstanding Camphor Shares, pursuant to the terms of the Offer.  Including the 4,992,750 Camphor Shares owned by the Issuer prior to the Offer, the take-up of the 8,891,772 Camphor Shares that were tendered resulted in the Issuer owning 13,884,522 Camphor Shares, representing approximately 93.3% of the Camphor Shares outstanding on a non-diluted basis.

On April 16, 2007, the Issuer announced that it had acquired ownership of an additional 339,391 Camphor Shares which had been deposited pursuant to the Offer dated February 23, 2007 and extended as of March 30, 2007.  The Camphor Shares tendered to the Offer, as extended, and taken up by the Offeror on April 16, 2007 represented approximately 2.3% of the outstanding Camphor Shares as of that date.  Following the take up on April 16, 2007, the Issuer beneficially owned 14,223,913 Camphor Shares, representing approximately 96% of the outstanding Camphor Shares on a non-diluted basis.

As of April 19, 2007, the Issuer commenced a compulsory acquisition transaction (the "Compulsory Acquisition") for the remaining Camphor Shares not already owned by Mountain Province at the same price of 0.41 Mountain Province common shares for each Camphor Share.  On June 19, 2007, the Issuer acquired the remaining 653,752 Camphor Shares not owned by the Issuer, pursuant to its Compulsory Acquisition. Upon completion of the Compulsory Acquisition on June 19, 2007, the Issuer now holds 100% of all of the outstanding Camphor Shares.

Following the completion of the Compulsory Acquisition of Camphor Shares on June 19, 2007, the Issuer beneficially owns 14,877,665 Camphor Shares, representing 100% of the outstanding Camphor Shares on a non-diluted basis.

2.2                          Date of Acquisition

June 19, 2007.

2.3                          Consideration

Pursuant to the completion of the Offer and the Compulsory Acquisition, the Issuer acquired all of the outstanding Camphor Shares as at June 19, 2007 in exchange for approximately 4,052,816 common shares of Mountain Province (based on an exchange ratio of 0.41 of a Mountain Province common share for each one (1) Camphor Share).

Immediately after acquiring all of the issued and outstanding Camphor Shares, the Issuer acquired and subsequently cancelled 485,000 Camphor options, representing all of the Camphor options outstanding, and granted 198,850 options to purchase common shares in the capital of the Issuer (based on an exchange ratio of 0.41 of a Mountain Province option for each one (1) Camphor option), all as permitted in the TSX Exchange's letter dated March 26, 2007.

2.4                          Effect on Financial Position

The Issuer does not envision any major changes in strategic direction resulting from the acquisition of Camphor.

2.5                          Prior Valuations

Not applicable.

2.6                          Parties to Transaction

All of the shareholders of Camphor participating in the Offering and all of the shareholders of Camphor subject to the Compulsory Acquisition were arm's-length parties to the Issuer.

2.7                          Date of Report

This Business Acquisition Report is dated August 13, 2007.

Item 3                    Financial Statements

The following financial statements are included as part of this Business Acquisition Report:

(a)	the audited comparative financial statements of Camphor for the years ended August 31, 2006, and 2005, together with the notes thereto and the auditors' reports thereon (attached as Schedule "A");

(b)	the interim consolidated financial statements of Camphor for the nine month period ended May 31, 2007 and 2006 (attached as Schedule "B"); and

(c)	Pro Forma Consolidated Financial Statements and Compilation Report of Mountain Province for the year ended March 31, 2007 (attached as Schedule "C").

MOUNTAIN PROVINCE DIAMONDS INC. ”Jennifer Dawson” JENNIFER DAWSON Chief Financial Officer

SCHEDULE "A"

CAMPHOR VENTURES INC.

FINANCIAL STATEMENTS

August 31, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Camphor Ventures Inc.

We have audited the balance sheets of Camphor Ventures Inc. as at August 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 11, 2006

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

CAMPHOR VENTURES INC.
Balance Sheets

As at August 31

	2006	2005

ASSETS

Current assets
Cash	$42,424	$17,154
Short-term investments	350,000	-
Receivables	9,321	10,077
Prepaid expenses and deposits	-	1,998
	401,745	29,229

Equipment and leasehold improvements (Note 3)	9,660	9,889

Resource properties (Note 4)	3,669,528	3,669,528

	$4,080,933	$3,708,646

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$8,491	$6,601
Due to related parties	-	47,116
	8,491	53,717

Shareholders’ equity
Capital stock (Note 5)	10,043,583	9,408,189
Contributed surplus (Note 5)	110,546	141,710
Deficit	(6,081,687)	(5,894,970)
	4,072,442	3,654,929

	$4,080,933	$3,708,646

Nature and continuance of operations (Note 1)

On behalf of the Board:

“Hari B. Varshney”	Director	“Praveen K. Varshney”	Director

The accompanying notes are an integral part of these financial statements.

CAMPHOR VENTURES INC.
Statements of Operations and Deficit

Years Ended August 31

	2006	2005

Administrative expenses:
Administration	$ 12,000	$ 12,000
Amortization	2,291	2,043
Bank charges and interest	446	381
Management fees	60,000	60,000
Office costs	30,633	27,843
Professional fees	35,648	14,180
Regulatory and transfer agent fees	16,517	13,022
Travel, advertising and promotion	19,826	6,074
Wages and benefits	18,660	15,452
	(196,021)	(150,995)

Other income:
Interest and other income	9,304	101
Loss for the year	(186,717)	(150,894)
Deficit, beginning of year	(5,894,970)	(5,744,076)
Deficit, end of year	$ (6,081,687)	$ (5,894,970)

Loss per share	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	14,226,144	12,973,343

The accompanying notes are an integral part of these financial statements.

CAMPHOR VENTURES INC.
Statements of Cash Flows

Years Ended August 31

	2006	2005

Cash flows from operating activities
Loss for the year	$(186,717)	$(150,894)
Items not involving cash:
Amortization	2,291	2,043
Change in non-cash operating working capital:
(Increase) decrease in receivables	756	(6,532)
Decrease in prepaid expenses and deposits	1,998	3,830
Increase (decrease) in accounts payable and accrued liabilities	1,890	(6,573)

Cash used in operating activities	(179,782)	(158,126)

Cash flows from investing activities
Purchase of short term investments	(350,000)	-
Acquisition of equipment	(2,062)	(4,795)

Cash used in investing activities	(352,062)	(4,795)

Cash flows from financing activities
Due to related parties	(47,116)	13,126
Shares issued on exercise of warrants	55,250	153,600
Shares issued on exercise of options	128,980	-
Shares issued by way of private placement	420,000	-

Cash provided by financing activities	557,114	166,726
Increase in cash and cash equivalents	25,270	3,805
Cash and cash equivalents, beginning of year	17,154	13,349
Cash and cash equivalents, end of year	$42,424	$17,154

Cash paid during the year for interest	$-	$-
Cash paid during the year for income tax	$-	$-

The accompanying notes are an integral part of these financial statements.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

1.             Nature and continuance of operations

Camphor Ventures Inc. (the “Company”) was incorporated on May 9, 1986 under the laws of British Columbia.  Its principal business activities are the exploration and development of resource properties which are considered to be in the development stage. All of the Company’s resource properties are located in Canada.

The Company is in the process of exploring its resource properties primarily in conjunction with third parties (Note 4) and has not determined whether these properties contain reserves that are economically recoverable.  These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  The ability of the Company to continue as a going concern and the recoverability of amounts shown for resource properties and deferred exploration expenses is dependent upon the ability of the Company to obtain the necessary financing to meet the Company’s liabilities and commitments as they become payable, the discovery of economically recoverable ore reserves, and future profitable production or proceeds from the disposition of the resource properties.

2.	Significant accounting policies

(a)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates.

(b)	Short term invesments

Short term investments are recorded at the lower of cost or market value.

(c)	Equipment and leasehold improvements

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of the asset.  The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Computers	Declining balance	30%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Term of lease

(d)	Resource properties

All costs related to the acquisition, exploration and development of resource properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a resource property is impaired, that property is written down to its estimated net realizable value.  A resource property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

2.	Significant accounting policies (cont’d…)

(d)	Resource Properties (cont’d…)

The amounts shown for resource properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company and/or its resource property partners to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

        (e)   Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  The Company does not have any significant asset retirement obligations for the years presented.

(f)	Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model.  Any consideration paid on the exercise of stock options is credited to capital stock.

        (g)   Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h)	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year and does not include outstanding options and warrants.

                (i)    Comparative figures

        Certain comparative figures have been reclassified to conform with the current year’s presentation.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

3.	Equipment and leasehold improvements

			August 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Computers	$4,085	$3,039	$1,046
Equipment	9,853	4,407	5,446
Furniture	1,772	496	1,276
Leasehold improvements	2,522	630	1,892
	$18,232	$8,572	$9,660

			August 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computers	$4,085	$2,591	$1,494
Equipment	7,791	3,303	4,488
Furniture	1,772	177	1,595
Leasehold improvements	2,522	210	2,312
	$16,170	$6,281	$9,889

4.             Resource properties

        A summary of resource properties and deferred exploration is as follows:

	2006	2005
Acquisition costs, beginning and end of year	$345,000	$345,000

Deferred exploration costs, beginning and end of year	3,324,528	3,324,528

Resource properties and deferred exploration costs, end of year	$3,669,528	$3,669,528

                (a)    Title to resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

4.             Resource properties (cont’d…)

(b)	Gahcho Kué project

The Company currently holds a 4.9% interest in the Gahcho Kue Project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. (“De Beers Canada”) (51%) and Mountain Province Diamonds Inc (“Mountain Province”) (44.1%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kue project.

De Beers Canada has agreed to carry all costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be made jointly (via a management committee consisting of two members each from De Beers Canada and Mountain Province) as to the further progress of the project, and specifically the timing of possible full feasibility study. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a bankable feasibility study. If they do not proceed with the feasibility study, De Beers Canada’s interest will be diluted down to 30%.

Upon completion of a bankable feasibility study, De Beers Canada’s interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada’s interest shall increase to 60%.

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by them outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kue Project. The estimated $25 million cost was borne entirely by De Beers Canada. The in-depth pre-feasibility project was completed in mid-2005 showing that an internal rate of return of 15% can be achieved and the project is proceeding with permitting and advanced exploration.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

5.	Capital stock

(a)	Authorized

        Unlimited (2005 - 100,000,000) common shares without par value.

(b) Issued

	Number	Capital	Contributed
	of shares	Stock	Surplus
Balance, August 31, 2004	12,859,665	$9,254,589	$141,710
Exercise of warrants	480,000	153,600	-
Balance, August 31, 2005	13,339,665	9,408,189	141,710
Private placement	600,000	420,000	-
Exercise of options	638,000	160,144	(31,164)
Exercise of warrants	65,000	55,250	-
Balance, August 31, 2006	14,642,665	$10,043,583	$110,546

During the year, 65,000 warrants were exercised at $0.85 per share and 65,000 common shares were issued for gross proceeds of $55,250.

During the year, 288,000 options, 340,000 options and 10,000 options were exercised at $0.16 per common share, $0.23 per common share and $0.47 per common share respectively, resulting in an aggregate of 638,000 common shares being issued for gross proceeds of $128,980.

During the year, the Company completed a non-brokered private placement of 600,000 units at a price of $0.70 per unit for gross proceeds of $420,000. Each of the units consists of one common share and one-half share purchase warrant. Each whole warrant entitles the holder, on exercise, to purchase one additional common share of the Company for a period of two years at a price of $0.85 per share during the first year and at a price of $0.95 per share thereafter.

(c) Stock options

The Company has adopted a formal plan (“Plan”) for the granting of stock options.  Pursuant to the Plan, the Company may grant incentive stock options to its officers, directors and employees enabling them to acquire up to 10% of the issued shares of the Company. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the discounted market price.  Options have a maximum term of five years and terminate 90 days following the termination of the optionee’s employment, except in the case of retirement, death or disability, in which case they terminate one year after the event.  Under the terms of the Plan, all options vest immediately.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

5.	Capital stock (cont’d…)

(c) Stock options (cont’d…)

          A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted average
	options	exercise price
Balance, August 31, 2004	1,133,000	$0.26
Cancelled	(10,000)	$(0.26)
Balance, August 31, 2005	1,123,000	$0.26
Exercised	(638,000)	$(0.20)
Balance, August 31, 2006	485,000	$0.33

                        As at August 31, 2006, the following incentive stock options are outstanding:

Number	Exercise	Expiry	Number exercisable at
of shares	Price	Date	August 31, 2006
125,000	$0.23	September 13, 2007	125,000
210,000	$0.47	January 30, 2008	210,000
150,000	$0.23	April 30, 2008	150,000
485,000			485,000

(d) Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of common shares	Weighted average exercise price

Balance, August 31, 2004	480,000	$0.32
Exercised	(480,000)	(0.32)
Balance, August 31, 2005	-	-
Issued pursuant to private placement	300,000	0.85
Exercised	(65,000)	(0.85)
Balance, August 31, 2006	235,000	$0.85

Share purchase warrants outstanding at August 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
235,000	Year 1 $0.85	November 29, 2006
	Year 2 $0.95	November 29, 2007

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

6.	Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005
Loss for the year	$(186,717)	$(150,894)
Income taxes (recovery)	$(64,953)	$(53,718)
Items non-deductible fo tax purposes	1,035	-
Unrecognized benefit of non-capital losses	63,918	53,718
Total income taxes	$-	$-

                 The significant components of the Company’s future tax assets are as follows:

	2006	2005
Future income tax assets
Loss carry forwards	$306,411	$158,220
Capital assets	13,112	11,900
Cumulative resource expenditures	345,240	360,215
	664,763	530,335
Less: valuation allowances	(664,763)	(530,335)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately $898,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2026.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been reflected in these financial statements and have been offset by a valuation allowance.

7.                   Segmented information

                The Company primarily operates in one reportable operating segment, being the exploration and development of resource properties, in Canada.

CAMPHOR VENTURES INC.
Notes to Financial Statements

August 31, 2006

8.             Related party transactions

        During the year, the Company entered into the following transactions with related parties:

(a)	Paid or accrued $12,000 (2005 - $12,000) for administrative services to companies controlled by directors and an officer of the Company.

(b)	Paid or accrued $60,000 (2005 - $60,000) for management fees to companies controlled by directors and an officer of the Company.

(c)	Paid or accrued $17,892 (2005 - $12,386) for rent to a company controlled by a spouse of a director of the Company.

        (d)   Paid or accrued $nil (2005 - $5,200) for rent to a company with common directors.

    The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

      These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

10.	Subsequent events

Subsequent to August 31, 2006, 25,000 warrants were exercised at $0.85 per share and an aggregate of 25,000 common shares were issued for gross proceeds of $21,250.

SCHEDULE "B"

CAMPHOR VENTURES INC.

INTERIM FINANCIAL STATEMENTS

Nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

CAMPHOR VENTURES INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

July 30, 2007

CAMPHOR VENTURES INC.
Interim Balance Sheets

May 31, 2007 and August 31, 2006
(Unaudited - Prepared by Management)

	May 31, 2007	August 31, 2006

ASSETS

Current assets
Cash	$11,850	$42,424
Short-term investments	250,000	350,000
Receivables	6,058	9,321
Advance to Mountain Province	95,000	-
	362,908	401,745

Equipment and leasehold improvements	-	9,660

Resource properties	3,669,528	3,669,528

	$4,032,436	$4,080,933

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$-	$8,491

Shareholders’ equity
Capital stock (Note 3)	10,264,333	10,043,583
Contributed surplus (Note 3(b))	110,546	110,546
Deficit	(6,342,443)	(6,081,687)
	4,032,436	4,072,442

	$4,032,436	$4,080,933

The accompanying notes are an integral part of these financial statements.

CAMPHOR VENTURES INC.
Statements of Interim Operations and Deficit

For the nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Administrative expenses:
Administration	$-	$3,000	$23,000	$9,000
Amortization	-	537	1,069	1,655
Bank charges and interest	321	102	986	335
Management fees	-	15,000	115,000	45,000
Office costs	5,898	11,069	21,448	26,154
Professional fees	2,258	23,909	42,884	30,009
Regulatory and transfer agent fees	4,011	6,578	19,267	15,476
Travel, advertising and promotion	5,000	7,720	16,478	9,344
Wages and benefits	-	2,500	20,080	16,500
Loss before other items	(17,488)	(70,415)	(260,212)	(153,473)

Other items:
Interest and other income	2,966	3,227	8,859	4,882
Write-off of capital assets	(6,832)	-	(9,403)	-
	(3,866)	3,227	(544)	4,882
Loss for the period	(21,354)	(67,188)	(260,756)	(148,591)
Deficit, beginning of period	(6,321,089)	(5,976,373)	(6,081,687)	(5,894,970)
Deficit, end of period	$(6,342,443)	$(6,043,561)	$(6,342,443)	$(6,043,561)

Loss per share	$(0.00)	$(0.00)	$(0.02)	$(0.01)

Weighted average number of shares outstanding	14,870,056	14,592,230	14,738,535	14,089,716

The accompanying notes are an integral part of these financial statements.

CAMPHOR VENTURES INC.
Statements of Interim Cash Flows

For the nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Cash flows from operating activities
Loss for the period	$(21,354)	$(67,188)	$(260,756)	$(148,591)
Items not involving cash:
Amortization	-	537	1,069	1,655
Write-off of capital assets	6,832	-	9,403	-
Change in non-cash operating working capital:
Receivables	5,003	(3,963)	3,262	2,907
Advance to Mountain Province	(95,000)	-	(95,000)	-
Prepaid expenses and deposits	-	-	-	1,628
Accounts payable and accrued liabilities	(51,837)	493	(8,490)	(6,108)
Cash used in operating activities	(156,356)	(70,121)	(350,512)	(148,509)
Cash flows from investing activities
Short term investments	-	-	100,000	(350,000)
Acquisition of equipment	-	(414)	(812)	(2,064)
Cash provided by (used in) investing activities	-	(414)	99,188	(352,064)
Cash flows from financing activities
Due to related parties	-	(1,534)	-	(47,116)
Shares issued on exercise of warrants	95,000	55,250	220,750	55,250
Shares issued on exercise of options	-	-	-	120,830
Shares issued by way of private placement	-	-	-	420,000
Cash provided by financing activities	95,000	53,716	220,750	548,964
Increase (decrease) in cash	(61,356)	(16,819)	(30,574)	48,391
Cash, beginning of period	73,206	82,364	42,424	17,154
Cash, end of period	$11,850	$65,545	$11,850	$65,545
Cash paid during the period for interest	$-	$-	$-	$-
Cash paid during the period for income tax	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

CAMPHOR VENTURES INC.
Notes to Interim Financial Statements

For the nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

1.	Basis of presentation

These interim financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements. These statements should be read in conjunction with the Company’s August 31, 2006 audited financial statements and notes thereto.

2.	Take over bid and subsequent event

On February 7, 2007, the Company entered into a support agreement (the “Support Agreement”) with Mountain Province Diamonds Inc. (“MPV”) pursuant to which MPV, subject to certain conditions, made an offer (the "Offer") to acquire all of the outstanding securities of the Company, namely the following:  (i) all issued and outstanding common shares of the Company (collectively, the "CFV Common Shares"); and (ii) all securities granting a right to a holder thereof to purchase or otherwise acquire common shares of the Company (collectively, the "CFV Convertible Securities").

MPV offered to acquire: (i) all of the issued and outstanding CFV Common Shares tendered up to the expiry of the Offer (March 30, 2007), on the basis of 0.41 MPV common share for each CFV Common Share (the "Exchange Ratio"); and (ii) all issued and outstanding CFV Convertible Securities on the basis of 0.41 MPV convertible security for each CFV Convertible Security, where one whole MPV convertible security will entitle the holder thereof to purchase one MPV common share on a basis equivalent to that set out in the CFV Convertible Security, having regard to the Exchange Ratio.

On February 23, 2007, MPV and the Company jointly mailed offering documents, together with a Directors’ Circular supporting the Offer, to the shareholders of the Company in connection with MPV’s offer described above.

On April 4, 2007, MPV took up all common shares of the Company that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer. The take-up of the Company’s common shares that had been tendered to March 30, 2007 resulted  in MPV owning approximately 13,884,500 common shares, representing approximately 93.3% of the Company shares outstanding on a non-diluted basis.

MPV announced on April 4, 2007 that it had elected to extend its Offer to acquire all of the outstanding Securities on the basis of 0.41 MPV common shares, options or warrants, as the case may be, per the Company’s common share, option or warrant until 4:30 pm (Vancouver time) on April 16, 2007.   As a result of the extension of the Offer, MPV took up an additional 339,391 common shares of the Company tendered, giving MPV ownership of approximately 14,223,900 shares of the Company, or 95.6% on a non-diluted basis.

CAMPHOR VENTURES INC.
Notes to Interim Financial Statements

For the nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

2.	Take over bid and subsequent event (cont’d…)

On April 19, 2007, MPV issued a Notice of Compulsory Acquisition to the remaining shareholders of the Company to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired June 19, 2007 under which MPV has acquired the remaining 653,752 common shares of the Company not already owned by MPV. MPV has now acquired a total of 9,884,915 common shares of the Company. As a result, MPV now owns 14,877,665 common shares of the Company representing 100 per cent of common shares on a non-diluted basis.  Upon the expiry of the Notice of Compulsory Acquisition, MPV also issued 198,850 MPV stock options in exchange for the 485,000 Camphor options tendered under the Offer.

Common shares of Camphor were de-listed from the TSX Venture Exchange on April 30, 2007.  Camphor subsequently ceased to be a reporting issuer on July 16, 2007.

3.	Share capital

(a)	Authorized

Unlimited common share without par value

(b )	Issued

	Number of shares	Capital stock	Contributed surplus
Balance, August 31, 2006	14,642,665	$10,043,583	$110,546
Exercise of warrants	235,000	220,750	-
Balance, May 31, 2007	14,877,665	$10,264,333	$110,546

During the nine months ended May 31, 2007, 25,000 and 210,000 warrants were exercised at $0.85 per share and $0.95 per share respectively and an aggregate of 235,000 common shares were issued for gross proceeds of $220,750.

(c )	Stock options

The Company has adopted a formal plan (“Plan”) for the granting of stock options.  Pursuant to the Plan, the Company may grant incentive stock options to its officers, directors and employees enabling them to acquire up to 10% of the issued shares of the Company. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the discounted market price. Options have a maximum term of five years and terminate 90 days following the termination of the optionee’s employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Under the terms of the Plan, all options vest immediately.

CAMPHOR VENTURES INC.
Notes to Interim Financial Statements

For the nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

3.	Share capital (cont’d…)

A summary of the status of the options outstanding and exercisable is as follows:

	Number of options	Weighted average exercise price
Balance, August 31, 2005	1,123,000	$0.26
Exercised	(638,000)	$(0.20)
Balance, August 31, 2006 and May 31, 2007	485,000	$0.33

(c )	Stock options

As at May 31, 2007, the following incentive stock options are outstanding:

Number of shares	Exercise price	Expiry date	Number exercisable at May 31, 2007
125,000	$0.23	September 13, 2007	125,000
210,000	$0.47	January 30, 2008	210,000
150,000	$0.23	April 30, 2008	150,000
485,000			485,000

(d )	Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Common shares	Weighted average Exercise price
Balance, August 31, 2006	235,000	$0.85
Exercised	(235,000)	(0.85)
Balance, May 31, 2007	-	$-

4.	Contingent liability

Pursuant to the management and administrative services agreement (“Agreement”) dated January 17, 2006, between the Company and Varshney Capital Corp. and Futura Capital Ltd. (“Manager”), within one year from the change of control, the Manager, as defined in the Agreement, can give notice that a Change of Control has occurred which will trigger a payout to the Manager that is equivalent to 18 months of management and administrative fees totaling $108,000.

During the nine months ended May 31, 2007, the Company paid $108,000 to the Manager as payout due to termination of the Agreement.

CAMPHOR VENTURES INC.
Notes to Interim Financial Statements

For the nine months ended May 31, 2007 and 2006
(Unaudited - Prepared by Management)

5.	Segmented information

The Company primarily operates in one reportable operating segment, being the exploration and development of resource properties in Canada.

6.	Related party transactions

During the nine months ended May 31, 2007, the Company entered into the following transactions with related parties:

(a)	Paid or accrued $23,000 (2005 - $6,000) for administrative services to companies controlled by a director and a former director of the Company.

(b)	Paid or accrued $115,000 (2005 - $30,000) for management fees to companies controlled by a director and a former director of the Company.

(c)	Paid or accrued $13,909 (2005 - $13,268) for rent to a company controlled by a spouse of a former director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SCHEDULE "C"

MOUNTAIN PROVINCE DIAMONDS INC.
(An Exploration Stage Company)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

Unaudited

MOUNTAIN PROVINCE DIAMONDS INC.
(An Exploration Stage Company)
Pro Forma Consolidated Balance Sheet

March 31, 2007
(Unaudited)
	MPV	CFV	Pro Forma Adjustments	Notes	Pro Forma Consolidated MPV

Assets
Current Assets
Cash and cash equivalents	$179,970	$106,850	-		$286,820
Term deposit	275,000	250,000	-		525,000
Marketable securities	4,632	-	-		4,632
Accounts receivable	127,487	6,058	-		133,545
Advances and prepaid expenses	11,260	-	-		11,260
	598,349	362,908	-		961,257

Long term investment	920,000	-	-		920,000

Investment in Camphor Ventures Inc.	7,519,747	-	(7,519,747)	2	-

Mineral properties	1,552,553	3,669,528	37,143,871	2	42,365,952

Deferred exploration costs	31,017,771	-	-		31,017,771

Equipment	7,407	-	-		7,407

Total Assets	$41,615,827	$4,032,436	$29,624,124		$75,272,387

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$418,799	$-	$28,124	2	$446,923

Future income tax liability	-	-	14,523,254	2	14,523,254

Shareholders’ equity:
Share capital	66,579,083	10,264,333	8,066,509	2	84,909,925

Contributed surplus	701,626	110,546	663,794	2	1,475,966

Deficit	(26,083,681)	(6,342,443)	6,342,443	2	(26,083,681)

Total shareholders’ equity	41,197,028	4,032,436	15,072,746		60,302,210

Total liabilities and shareholders’ equity	$41,615,827	$4,032,436	$29,624,124		$75,272,387

See Accompanying Notes

MOUNTAIN PROVINCE DIAMONDS INC.
(An Exploration Stage Company)

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended March 31, 2007
(Unaudited)
	MPV	CFV	Pro Forma Adjustments	Notes	Pro Forma Consolidated MPV

Expenses
Amortization	1,675	1,705	-		3,380
Consulting fees	476,754	-	-		476,754
Director fees and benefits	56,101	-	-		56,101
Interest and bank charges	1,200	1,097	-		2,297
Management fees	-	130,000	-		130,000
Office and administration	80,998	51,927	-		132,925
Professional fees	198,628	48,523	-		247,151
Promotion and investor relations	124,467	-	-		124,467
Salaries and benefits	-	22,240	-		22,240
Stock-based compensation	186,321	-	-		186,321
Transfer agent and regulatory fees	190,121	20,308	-		210,429
Travel	45,672	26,960	-		72,632

Net loss for the period before the undernoted	(1,361,937)	(302,760)	-		(1,664,697)
Interest	23,940	13,281	-		37,221
Write-off of capital assets	-	(9,403)			(9,403)
Write-down of long-term investment	(480,000)	-	-		(480,000)
Share of loss of Camphor Ventures	(143,266)	-	143,266	3	-

Net loss for the period	(1,961,263)	(298,882)	143,266		(2,116,879)

Weighted Number of Common Shares Outstanding	55,092,966				59,620,010

Loss per Common Share - Basic and Diluted	(0.04)				(0.04)

See Accompanying Notes

MOUNTAIN PROVINCE DIAMONDS INC.
(An Exploration Stage Company)
Notes to Pro Forma Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts)

Year ended March 31, 2007
(Unaudited)

1.	Basis of Presentation

On June 19, 2007, Mountain Province Diamonds Inc. (the “Corporation”) completed the acquisition of Camphor Ventures Inc. (“Camphor” or “CFV”) pursuant to its take-over bid (the “Offer”) mailed February 23, 2007.  The Offer was to acquire all of the outstanding common shares, options and warrants of Camphor on the basis of 0.41 Mountain Province common shares, options or warrants, as the case may be, per Camphor common share, option or warrant.  The Offer was subject to certain conditions, including without limitation, the deposit of not less than 66 2/3% of the outstanding Camphor shares, options and warrants (on a fully diluted basis), receipt of all required regulatory approvals, and other customary conditions.

The unaudited pro forma consolidated financial statements have been prepared by management after giving effect to:

•	the issuance of the Corporation’s shares, options and warrants for Camphor shares, options and warrants; and,
•	the acquisition of Camphor and transaction costs

These pro forma consolidated financial statements have been compiled from and include:

•
An unaudited pro forma consolidated balance sheet combining the unaudited balance sheet of the Corporation as at March 31, 2007 with the unaudited balance sheet of Camphor as at May 31, 2007 giving effect to the transactions as if they occurred on April 1, 2006.

•
An unaudited pro forma consolidated statement of operations combining the audited statement of operations of the Corporation for the year ended March 31, 2007 with the unaudited constructed statement of operations for Camphor for the twelve months ended May 31, 2007, giving effect to the transactions as if they occurred on April 1, 2006.  The Camphor statement of operations for the twelve months ended May 31, 2007 has been constructed by adding together (a) the results for the three months ended August 31, 2006 (derived from Camphor’s audited financial statements for the year ended August 31, 2006 and the unaudited interim results for the nine months ended May 31, 2006) and (b) the unaudited interim results for the nine months ended May 31, 2007.

The unaudited pro forma consolidated balance sheet and statements of operations have been presented on the above basis to ensure that the unaudited pro forma consolidated financial statements reflect the acquired business financial statements for a period that is no more than 93 days from the Corporation’s year-end, as required pursuant to pro forma presentation requirements contained in the securities rules.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Corporation for the year ended March 31, 2007.  These unaudited pro forma consolidated financial statements should be read in conjunction with the financial statements outlined above for the Corporation and Camphor as filed on SEDAR or within the Business Acquisition Report.

The pro forma information is based on estimates and assumptions set forth in the notes to such information.  The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated; nor is it necessarily indicative of future results that may occur.  The pro forma information does not reflect cost savings expected to be realized from the elimination of certain expenses and from the synergies to be created or the costs to implement such cost savings or strategies.  No assurance can be given that any operating cost savings or synergies will be realized.

Pro forma adjustments are necessary to reflect the acquisition of Camphor including the issuance of the Corporation’s common shares, options and warrants for the Camphor common shares, options and warrants, and the realized acquisition costs.  The pro forma adjustments and allocation of purchase price for Camphor are based in part on estimates of fair value of the assets acquired and liabilities assumed.  The final purchase price allocation will be based on the actual net assets of Camphor that exist as at the date of the completion of the acquisition.  Any final adjustments may change the allocation of the purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial statements.  In addition, the impact of integration activities, the timing of the completion of the acquisition, and other changes in Camphor’s net assets prior to the completion of the acquisition could cause material differences in the information presented.

As at March 31, 2007, there were no intercompany balances or transactions between the Corporation and Camphor, other than the Camphor common shares held by the Corporation as included in the determination of the purchase price in Note 2.

2.	Business Acquisition

The Corporation made an offer (the “Offer”) to acquire 100% of the issued and outstanding shares of Camphor, a public company listed on the Toronto Venture Exchange.  Under the terms of the Offer, each Camphor shareholder, optionholder, or warrantholder was entitled to receive 0.41 of a Mountain Province common share, option or warrant, per Camphor common share, option or warrant.  The Offer is subject to a number of conditions, including the absence of adverse material changes and the receipt of all necessary regulatory approvals.

The cost of the acquisition is based on the fair market value of the consideration given, estimated to be $26,653,053 of which $18,330,842 is accounted for as an increase to share capital, $774,340 is recorded as an increase to contributed surplus representing the value of the replacement options and warrants issued, $233,879 is recorded as the estimated costs of the transaction and $7,313,992 is accounted for as a reduction of the Corporation’s investment in Camphor as at March 31, 2007.

For accounting purposes, the measurement of the common share purchase consideration is based on the market prices of the Corporation’s common shares on each of the expiry dates of the Offer, the extension of the Offer and the expiry of the Notice of Compulsory Acquisition.

The Corporation estimated the fair value of the replacement options and warrants using the Black-Scholes option pricing model using the following assumptions:

Weighted average risk-free interest rate	4.64%
Dividend yield	0.0%
Volatility factor	34 - 64%
Expected remaining lives of options	2.83-10.33 months

The preliminary allocation of the purchase price is summarized in the table below.  This allocation is subject to change.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held by the Corporation)	$18,330,842
Estimated value of the replacement options and warrants	774,340
Estimated transaction costs	233,879
Camphor shares previously owned by the Corporation	7,313,992
$26,653,053
Purchase price allocation:
Current assets	$362,908
Mineral properties	40,813,399
Future income taxes	(14,523,254)
$26,653,053

3.	Pro forma transactions

To eliminate the equity loss of Camphor recorded by the Corporation.

4.	Loss per share:

The calculation of basic and diluted loss per share in the unaudited pro forma consolidated statements of operations is based on the pro forma weighted average number of common shares of the Corporation outstanding for the year ended March 31, 2007 had the issuance of the common shares of the Corporation related to the pro forma transactions taken place on April 1, 2006.  Potentially dilutive common shares have been excluded from the determination of the weighted average number of shares outstanding as they would have been anti-dilutive.